                                                                  EXHIBIT (A)(6)

                     CREATIVE TECHNOLOGY GROWS FIRST QUARTER
                           REVENUES 31% YEAR-OVER-YEAR
      REVENUES FROM SALES OF ITS PERSONAL DIGITAL ENTERTAINMENT PRODUCTS UP
                               164% YEAR-OVER-YEAR


SINGAPORE - OCTOBER 28, 2004 - Creative Technology Ltd. (NASDAQ: CREAF), a worldwide leader in digital entertainment products, today announced financial results for the first quarter of fiscal year 2005, ended September 30, 2004. All financial results are stated in U.S. dollars.

Sales for the first quarter were up 31% to $210.0 million, compared to sales of $160.8 million for the same quarter of last year. Net income for the first quarter was $4.8 million, with EPS of $0.06, compared to a net income of $29.1 million and EPS of $0.35 for the same quarter last year.

Results for the first quarter include an investment loss of $1.2 million. Excluding the investment loss, net income for the first quarter would have been $6.0 million, and EPS would have been $0.07. This compares to the previous year's net income of $5.5 million and $0.07 per share, excluding investment gains of $23.6 million in that quarter.

"Our continuing success in PDE contributed to our total revenues climbing 31% year-over-year, an increase in sales of over $49 million," said Craig McHugh, president of Creative Labs, Inc. "Revenues for our Personal Digital Entertainment (PDE) category were up 164% year-over-year. We had dramatic sales increases for our MP3 players and our web cameras in the quarter, and we made many exciting new product introductions within PDE for the holiday quarter."

"We are attacking the MP3 market for the holiday quarter with our most exciting lineup of players yet," said Sim Wong Hoo, chairman and CEO of Creative Technology Ltd. "We have introduced killer new MP3 players in every segment of the market. We have flash, microdrive, hard drive and media center players, with our MuVo Micro, Zen Micro, Zen Touch and the Zen Portable Media Center. The Zen Micro 5GB MP3 player, which we just announced and will begin shipping in the current quarter, has a beautiful design, with an even smaller footprint yet more than twice the song capacity of the iPod mini. The Zen Micro offers a removable 12-hour battery, FM radio and comes in ten electrifying colors. We stole the show at DigitalLife in New York where the Zen Micro won the `Best of DigitalLife 2004' award for portable music players. We also just introduced our newest flash memory player, the MuVo(R) Micro. Much smaller than competitive flash players, the MuVo Micro also features FM radio, mic recording and line-in encoding. It's available in eight colors matching the Zen Micro at an industry-best price of just $99 for a MuVo Micro 256MB player, $129 for a MuVo Micro 512MB player and a MuVo Micro 1GB player for only $199. The MuVo Micro 512MB player is smaller than Sony's newly announced 512MB flash memory player, which is reported to be twice the price."

OUTLOOK

For the second quarter of fiscal year 2005, Creative is targeting to increase year-over-year revenues by 30%, with estimated gross margins of approximately 30% to 31%. The Company expects operating expenses to come in at approximately 22% to 23% of sales in the period, with net margin of approximately 8%.

SHARE BUYBACK PROGRAM

During the quarter, Creative did not repurchase any shares under its share buyback program.

TERM LOAN

Creative has given a mandate to ABN AMRO Bank N.V. to arrange for a five-year, $150 million Syndicated Term Loan Facility (`Facility'). Creative anticipates finalizing this Facility in November 2004. The proceeds from this Facility are intended to be used primarily to fund an anticipated growth in working capital requirements arising from the targeted growth in revenue for the Company.

SUSPENSION OF PLANS TO DELIST FROM NASDAQ

Creative would like to inform its shareholders that it has suspended its plans to move to a single stock exchange listing by delisting from NASDAQ, and has suspended its plans to terminate its U.S. public reporting obligations. Creative had previously announced these plans in January of 2003. Creative will keep shareholders informed in the event the

Company decides to resume such plans. Creative may engage in open market repurchases of its Ordinary Shares; however, such repurchases will not be for the purpose or have a reasonable likelihood of terminating its U.S. public reporting obligations or delisting its Ordinary Shares from NASDAQ. The Company's shareholders will continue to be unable to electronically transfer their Ordinary Shares from the register of the Central Depository (Pte) Limited in Singapore to accounts with brokers located in the U.S. However, shareholders with accounts at brokerages located in the U.S. can continue to electronically transfer their shares to the register of Central Depository (Pte) Limited in Singapore.

RECENT ANNOUNCEMENTS

- Creative introduced the ZEN MICRO, 5GB MP3 player that comes in 10 electrifying colors, and holds up to 2,500 songs - more than twice as many as the iPod Mini. The Zen Micro features intuitive vertical Touch Pad navigation, a removable 12-hour battery, a built-in FM tuner, and digital voice recorder;

- Creative introduced the MUVO MICRO, ultra-compact, flash memory-based MP3 players that fit easily into a pocket purse or backpack. Available in eight colors, the MuVo Micro features direct line-in recording from a CD or record player and is available at industry-leading low prices;

- Creative introduced the PCMCIA SOUND BLASTER(R) AUDIGY(R) 2 ZS NOTEBOOK, the first ever Sound Blaster designed to fit into the PCMCIA card slot in notebook computers. The PCMCIA Sound Blaster Audigy 2 ZS Notebook provides the same audio playback capabilities for PC games, MP3 music and DVD movies that are available on a high-end Sound Blaster PCI sound card;

- Creative began shipping the highly anticipated ZEN PORTABLE MEDIA CENTER, adding digital video and photo storage and playback capabilities to the award-winning Zen line of MP3 players.


AWARDS & ACCOLADES

- The Creative ZEN MICRO won the "Best of DigitalLife 2004" award for the "Portable Music Player" category from Ziff Davis Media

-     The Creative ZEN TOUCH was recognized as:

          -     The "Best Value" MP3 player from G4techTV.com

          -     The "Greatest Value" MP3 player from Sync magazine

- The Creative MUVO SLIM won the "Editor's Choice" award from CNET.com and ZDNet.com

- The Creative MUVO TX FM was recognized as the "Best Flash-Based Music Player" by Computer Shopper magazine
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-     The Creative SOUND BLASTER AUDIGY 2 ZS PLATINUM PRO was recognized as the
      "Best Sound Card" by Computer Shopper magazine

- The Creative SOUND BLASTER WIRELESS MUSIC was recognized as the "Best Digital Audio Receiver" by Computer Shopper magazine

- The Creative GIGAWORKS(TM) S750 was recognized as the "Best Surround Sound- Big Rooms" by Cargo magazine

- The 3Dlabs WILDCAT(R) REALIZM(TM) 100 won the "Best Buy" award from Digit magazine


           LISTEN TO CREATIVE'S Q1 FY05 ANALYST CONFERENCE CALL:

  Link to the Q1 earnings conference call live on October 28th at 1:00 PM
           Singapore time via Creative's Investor Relations Web site:
                 http://us.creative.com/corporate/investor/
                       or by calling 1-800-374-2493.
  A replay will be available from shortly after the end of the conference call until November 4 via the same link from the IR web site or by calling
          1-800-642-1687 or 1-706-645-9291, reservation #1663248.


                                   # # #


ABOUT CREATIVE

Creative (NASDAQ: CREAF) is a worldwide leader in digital entertainment products for PC users. Famous for its Sound Blaster audio cards and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed Zen and MuVo portable audio players. Creative's innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment -- anytime, anywhere.

This announcement refers to products and pricing sold in the United States of America. Pricing and product availability are subject to change without notice. Sound Blaster, Audigy, MuVo, GigaWorks, Wildcat and Realizm are trademarks or registered trademarks of Creative Technology Ltd. in the United States and/or other countries. All other brand and product names are trademarks of their respective holder and are hereby recognized as such.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS:

This press release contains forward-looking statements. These forward-looking statements represent Creative's expectations or beliefs concerning future events and include statements, among others, regarding Creative's expected revenue, gross margin, operating expenses and net margin for the quarter ending December 31, 2004. These forward-looking statements involve risks and uncertainties that could cause Creative's actual results to differ materially. Such risks and uncertainties include: Creative's ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative's ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative's business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative's control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil; major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative's reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative's ability to meet customer demand; Creative's ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative's products; Creative's ability to successfully manage its expanding operations; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative's investee companies; and the potential decrease in trading volume and value of Creative's Ordinary Shares as a result of Creative's previous plan and any future plans to delist from NASDAQ and to eliminate its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative's business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2004 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative's expectations.

                            CREATIVE TECHNOLOGY LTD.
                          CONSOLIDATED BALANCE SHEETS
                                 (In US$' 000)


                                                  (Unaudited)
                                                  SEPTEMBER 30,      JUNE 30,
                                                      2004             2004
                                                      ----             ----
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                         $  164,830        $211,077
Accounts receivable, net                             125,565          85,456
Inventory                                            249,151         183,899
Other assets and prepaids                             30,907          27,156
                                                  ----------        --------
TOTAL CURRENT ASSETS                                 570,453         507,588

Property and equipment, net                          110,365         106,198
Investments                                          206,214         209,291
Other non-current assets                             113,792         117,771
                                                  ----------        --------
TOTAL ASSETS                                      $1,000,824        $940,848
                                                  ==========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                  $  152,654        $ 86,179
Accrued liabilities                                   93,361          88,542
Income taxes payable                                  28,551          28,160
Current portion of long term obligations
and others                                             7,174           7,205
                                                  ----------        --------
TOTAL CURRENT LIABILITIES                            281,740         210,086

Long term obligations                                 34,075          35,614
Minority interest in subsidiaries                      4,126           3,651
Shareholders' equity                                 680,883         691,497
                                                  ----------        --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $1,000,824        $940,848
                                                  ==========        ========

                            CREATIVE TECHNOLOGY LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In US$' 000, except per share data)
                                   (Unaudited)

                                                             THREE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                                -------------
                                                            2004              2003
                                                            ----              ----
Sales, net                                               $ 210,020         $ 160,816

Cost of goods sold                                         144,817           104,348
                                                         ---------         ---------
GROSS PROFIT                                                65,203            56,468
                                                         ---------         ---------

Operating expenses:

   Selling, general and administrative                      40,068            37,317

   Research and development                                 19,718            14,838
                                                         ---------         ---------
TOTAL OPERATING EXPENSES                                    59,786            52,155
                                                         ---------         ---------

OPERATING INCOME                                             5,417             4,313

(Loss) gain from investments, net                           (1,204)           23,570

Interest income and other, net                               1,268             1,714
                                                         ---------         ---------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST             5,481            29,597

Provision for income taxes                                    (535)             (517)

Minority interest in loss (income)                            (170)                5
                                                         ---------         ---------
NET INCOME                                               $   4,776         $  29,085
                                                         ---------         ---------
Basic earnings per share:                                $    0.06         $    0.36

Weighted average ordinary shares                            81,443            79,902
outstanding ('000)

Diluted earnings per share:                              $    0.06         $    0.35

Weighted average ordinary shares
 and equivalents outstanding ('000)                         84,237            82,638